Exhibit 99.1

Canaan Inc. Partners with Luxor to Expand Institutional Miner Financing
Announces initial sale of 5,000+ Avalon A15 Pro bitcoin miners

Singapore, September 8, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced a partnership with Luxor Technology Corporation (“Luxor”) to provide flexible financing solutions, potentially making it easier for customers to acquire Avalon® mining machines. Through this partnership, Luxor will directly offer its mining customers non-dilutive financing at highly competitive rates with low collateral requirements, which could lead to increased institutional adoption and capital deployment. The partnership already facilitated the sale of more than 5,000 Avalon® A15 Pro bitcoin mining machines in August to a leading U.S.-based institutional bitcoin miner. Both Canaan and Luxor believe that this transaction could enable future sales.

“At Canaan, we are committed to delivering technology that strengthens the Bitcoin ecosystem through every phase of the cycle,” said Nangeng Zhang, chairman and CEO of Canaan. “By partnering with Luxor, we are not only expanding institutional adoption of our A15 Pro series, but also enabling miners to scale responsibly, maintain operational flexibility, and secure long-term exposure to Bitcoin at structurally lower costs. The partnership provides Canaan’s customers with financing options in tandem with predictable revenue and cash flow.”

The A15 Pro represents Canaan’s latest advance in ASIC efficiency and performance, designed to maximize terahash output per unit of energy consumed. With power costs and efficiency as defining factors for mining economics, the A15 Pro positions institutional miners to remain profitable and competitive because of the reliability and industry-leading uptime performance of its machines.

Luxor, widely recognized for its software products (LuxOS), mining pool, ASIC Trading, hashrate derivatives markets and Hashrate Index continues to expand its role as a trusted franchise within the global Bitcoin mining sector. By providing creative financing structures and deep industry expertise, Luxor is opening new avenues for institutional adoption and capital deployment.

“We are impressed with Canaan and are excited about the progress of the Avalon A15 series. We think it's important that Canaan’s customers have more financing options and, as such, we are excited to bring Luxor’s expertise to help finance machine purchases,” said Matthew Williams, head of financial services at Luxor. “Together, we are creating financing and hardware solutions that help miners expand their operations and navigate market cycles with greater resilience.”

This agreement reflects Canaan’s broader strategy of leveraging its vertical integration, consisting of ASIC design and manufacturing, self-mining operations, and disciplined bitcoin treasury management, to create sustainable long-term value. By extending the reach of its Avalon A15 Pro series through partners like Luxor, Canaan continues to align its business model with Bitcoin’s long-term growth trajectory, institutional adoption, and global recognition as a premier asset class.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

About Luxor Technology Corporation

Luxor Technology Corporation is a Bitcoin mining software and services company that offers a suite of products catered toward the mining and compute power industry. Luxor’s suite of software and services include an ASIC Trading Desk, a Bitcoin Mining Pool, a Financial Service Desk, ASIC Firmware, and a Bitcoin Mining Data Platform. If you are interested in contacting the Luxor Financial Service Desk, please email derivatives@luxor.tech.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com